PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2012, which is expected to be filed by March 31, 2013, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of February 20, 2013.

2012 HIGHLIGHTS

2012 was a very successful year for Primero. There were significant improvements in the operating metrics at San Dimas and the Company met its revised upward guidance. The Company received a favourable tax ruling regarding the tax treatment of its silver revenue. In the fourth quarter, the Company also announced that it had entered into a definitive agreement to acquire the Cerro Del Gallo development project with the acquisition of Cerro Resources NL (“Cerro”) which, upon closing in 2013, will diversify Primero’s asset base and marks an important step in becoming a mid-tier producer. These events had a very positive impact on Primero’s stock price, which increased 97% in 2012, far out-performing the industry and general market indices. The specific highlights for 2012 are:

  Produced 26,310 gold equivalent ounces¹ in the fourth quarter and 111,132 gold equivalent ounces in 2012, compared to 23,115 and 102,224 gold equivalent ounces, respectively, in 2011;

  Produced 23,143 ounces of gold in the fourth quarter and 87,900 ounces of gold in 2012, compared to 20,191 ounces and 79,564 ounces, respectively, in 2011;

  Produced 1.32 million ounces of silver in the fourth quarter and 5.13 million ounces in 2012, compared to 1.20 million ounces and 4.6 million ounces, respectively, in 2011. In total the Company sold 716,229 ounces of silver at spot prices in 2012, compared to 511,752 ounces in 2011.

  Lowered total cash costs per gold equivalent ounce² to $677 for the fourth quarter and $636 for 2012 from $719 and $640, respectively, in 2011. On a by-product basis, total cash costs per gold ounce were $535 for the fourth quarter and $366 for 2012, compared to $580 and $384 per gold ounce for, respectively, 2011;

  Earned net income of $1.2 million ($0.01 per share) for the fourth quarter and $49.6 million ($0.54 per share) for 2012, compared to $31.2 million ($0.35 per share) and $49.6 million ($0.56 per share), respectively, in 2011. Adjusted net income³ was $4.5 million ($0.05 per share) for the fourth quarter and $41.3 million ($0.45 per share) for 2012, compared to $4.7 million ($0.05 per share) and $28.3 million ($0.32 per share), respectively, in 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

  Generated operating cash flows before working capital changes of $17.8 million in the fourth quarter, and $88.8 million in 2012, compared to $14.6 million and $77.6 million, respectively, in 2011;

  Received a ruling from the Mexican tax authorities in October 2012 confirming that the Company’s Mexican subsidiary appropriately records revenue and taxes from sales of silver under the silver purchase agreement at realized rather than spot prices;

  Entered into a definitive agreement to acquire Cerro in December 2012, which after spinning out various exploration assets, will result in the Company owning 69% of the feasibility stage Cerro Del Gallo project, a gold-silver deposit with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 2.3 million ounces of gold equivalent measured and indicated resources (inclusive of reserves), located in the province of Guanajuato, Mexico;

  Repaid the remaining $30 million convertible note on its maturity date of August 6, 2012 by issuing 8,422,460 common shares to Goldcorp. On October 10, 2012, Goldcorp sold these shares by way of a secondary offering.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2012 was based on realized prices of $1,662 per ounce of gold and $7.52 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company is transitioning from a single-asset gold producer to an intermediate gold producer. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. Furthermore, cash flow generated by the San Dimas mine provides funding for acquisition opportunities.

RECENT CORPORATE DEVELOPMENTS

Agreement to acquire Cerro del Gallo1

On December 13, 2012, the Company announced that it has entered into a definitive agreement with Cerro whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69% of the feasibility stage Cerro Del Gallo project, a gold-silver deposit with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 2.3 million ounces of gold equivalent measured and indicated resources (inclusive of reserves), located in the province of Guanajuato, Mexico.

Cerro del Gallo is an attractive long-life project that will diversify Primero’s near-term production with an anticipated additional 95,000 gold equivalent ounces per year (expected to begin in mid-2015), a 58% increase in currently estimated near-term production. The project will double Primero’s current reserves and triple its measured and indicated resources. Furthermore it will leverage on Primero's regional expertise and solidify its presence in Mexico, one of the world's most supportive mining districts, with further consolidation opportunities.

Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share (the "Exchange Ratio") for each Cerro common share held (the "Share Consideration"). Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company ("Spinco"). Spinco will assume Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and

________________________________
1 The information on the Cerro del Gallo project in this and other sections of this MD&A assumes Goldcorp Inc. converts its 30.8% position in Cerro del Gallo to a Net Profit Interest and that resources include reserves. Cerro Resources NL has filed a technical report under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012. Mr. Gabriel Voicu, Vice President, Geology and Exploration, who is a “qualified person” for the purposes of NI 43-101, has reviewed the Technical Report on behalf of Primero. To the best of Primero’s knowledge, information and belief, there is no new material scientific or technical information that would make the Technical Report inaccurate or misleading. Primero plans to file a technical report on the Cerro del Gallo project within 180 days of December 13, 2012 in accordance with the requirements of NI 43-101.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Kalman projects, shares in Syndicated Metals Limited and approximately $4.0 million in cash. Primero will purchase a 19.99% interest in Spinco with anti-dilution rights for two years. Primero will also be entitled to appoint a director to the Spinco board of directors.

Cerro's outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price. The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. Approval of Cerro's option holders will also be required. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. It is anticipated that the Cerro shareholder meeting will be held in April 2013. Primero does not require a shareholder vote to complete the transaction.

The definitive agreement in respect of the Arrangement includes customary provisions, including no solicitation of alternative transactions by Cerro, a right in favour of Primero to match any potential superior proposals and a reimbursement fee payable to Primero by Cerro in certain events.

The transaction is expected to close in May 2013.

Advance pricing agreement ruling

On October 17, 2011 the Company’s Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. (“PEM”), filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the silver purchase agreement. In its 2010 and 2011 financial statements and income tax returns, PEM had recorded revenue at the fixed price realized from Silver Wheaton Caymans and computed income taxes on the same basis.

On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed the silver pricing in PEM’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming PEM continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, PEM expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine.

San Dimas mine and mill expansion

On October 15, 2012, the Company announced a mine and mill expansion of the San Dimas mine to increase throughput to 912,500 tonnes per year ("TPY") or 2,500 tonnes per day ("TPD") at a capital cost of $14.4 million. Construction of the mine and mill expansion began in October 2012, with completion expected during the first quarter of 2014. Based on current Mineral Reserves, the project has a payback period of less than 24 months.

As a prerequisite to the mine and mill expansion, the Company initiated an optimization program in the third quarter of 2012. The Company’s aim is to expand throughput to the current milling capacity of 2,150 TPD exclusively through productivity improvements by the end of first quarter of 2013. Since its initiation the optimization program has successfully increased average throughput rates from 1,920 TPD in the third quarter 2012 to 2,066 TPD in the fourth quarter 2012. The optimization program has been successful at reducing process variation, increasing throughput and improving mining dilution.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

As part of the Company's optimization program it began testing long-hole mining during the third quarter of 2012. By the end of 2012 Primero was operating two long-hole drills to test the mining method in several of the San Dimas veins with varying widths and dip. Results were very encouraging and as a result the Company has included long-hole mining as part of the 2013 mine plan.

The Company's underground development plan details increasing mine throughput from the current 1,967 TPD achieved in 2012 to 2,150 TPD at completion of the optimization program to 2,500 TPD (or 2,650 TPD based on 94% availability), by the end of the first quarter of 2014. This expansion will allow for an average production target of 160,000 gold equivalent ounces per year over the next five years. Cash costs during the next five years are expected to reduce by approximately $110 per ounce from current levels.

Convertible debt and secondary offering

On August 7, 2012, the Company repaid the $30 million balance of the convertible note in common shares. The conversion price was Cdn$3.74, being the greater of 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2011 (the initial maturity date) or August 6, 2012. In accordance with the terms of the note, the note was translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly, 8,422,460 common shares were issued to Goldcorp, which increased its holding to 39,573,660 common shares, representing in the aggregate 40.9% of the issued and outstanding common shares of the Company. On September 24, 2012, Primero entered into an engagement letter together with Goldcorp and certain underwriters pursuant to which the underwriters agreed to purchase the 8,422,460 common shares held by Goldcorp on a bought deal basis at an offering price of C$5.25 per share. The offering closed on October 11, 2012, after which Goldcorp held 31,151,200 common shares of Primero, representing approximately 32.2% of the outstanding common shares of the Company. Primero did not receive any proceeds from this offering, and all of the expenses of the offering were paid by Goldcorp. These 31,151,200 common shares are subject to the original three year lock-up period that commenced on August 6, 2010.

Mid-year 2012 reserve and resource update

On September 4, 2012, Primero provided a mid-year update of estimated Mineral Reserves and Mineral Resources for the San Dimas mine as at June 30, 2012. Contained gold in Probable Mineral Reserves amounted to 584,000 ounces, an increase over year-end 2011 of 79,000 ounces (126,000 ounces before depletion). The increase in contained gold in Indicated Mineral Resources (which include Probable Mineral Reserves) was 17% to 678,000 ounces, and in Inferred Mineral Resources was 23% to 866,000 ounces. Contained silver in Indicated Mineral Resources and Inferred Mineral Resources each increased by 11% from year-end 2011 estimates to 40.6 million ounces and 67.5 million ounces, respectively.

San Dimas Mine Mineral Resources and Mineral Reserves as at June 30, 2012

	Tonnage				Contained
Classification	(million	Gold	Silver Grade	Contained Gold	Silver
	tonnes)	Grade (g/t)	(g/t)	(000 ounces)	(000 ounces)
Mineral Reserves
Probable	3.785	4.8	290	584	34,700
Mineral Resources
Indicated	3.193	6.6	400	678	40,630
Inferred	6.865	4.0	300	866	67,500

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Notes to Mineral Reserve Statement:

1.

Cutoff grade of 2.52 grams per tonne ("g/t") gold equivalent ("AuEq") based on total operating cost of US$98.50/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 ("NI 43-101").

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and a silver price of US$25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

The Company retained AMC Mining Consultants (Canada) Ltd. ("AMC") for its year-end 2011, mid-year 2012 and year-end 2012 Mineral Resource and Mineral Reserve updates. The Company’s updated Mineral Reserves and associated Mineral Resources were estimated using a block modeling approach with kriging interpolation. These Mineral Resources were constrained in 18 individual geological models based on wireframes of the various veins. These wireframes were modeled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 10 metres by 10 metres by vein width.

The Company expects to release its San Dimas year-end 2012 Mineral Resource and Mineral Reserve estimate in early March 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

SELECTED ANNUAL INFORMATION

	Year ended December 31,
	2012	2011	2010²
Operating Data
Tonnes of ore milled	721,264	662,612	257,230
Produced
Gold equivalent (ounces)	111,132	102,224	37,378
Gold (ounces)	87,900	79,564	31,943
Silver (million ounces)	5.13	4.60	1.79
Sold
Gold equivalent (ounces)	110,078	100,138	45,394
Gold (ounces)	87,384	77,490	39,174
Silver (million ounces)	5.02	4.63	2.04
Average realized prices
Gold ($/ounce)	$1,662	$1,561	$1,328
Silver ($/ounce)¹	$7.52	$7.69	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$636	$640	$642
By-product basis	$366	$384	$525

Financial Data		(Restated)	(Restated)
(in thousands of US dollars except per share amounts)
Revenues	182,939	156,542	60,278
Earnings from mine operations	79,389	65,090	14,145
Net income/(loss)	49,553	49,644	(28,711)
Basic income/(loss) per share	0.54	0.56	(0.78)
Diluted income/(loss) per share	0.54	0.54	(0.78)
Operating cash flows before working capital changes	88,808	77,591	12,221
Assets
Mining interests	496,132	486,424	484,360
Total assets	670,506	609,259	659,480
Liabilities
Long-term liabilities	45,071	52,299	114,329
Total liabilities	98,768	121,419	226,687
Equity	571,738	487,840	432,793
Weighted average shares outstanding (basic)(000's)	91,469	88,049	37,031
Weighted average shares outstanding (diluted)(000's)	91,635	96,562	37,031

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

2	Primero acquired the San Dimas mine in August 2010 and hence had approximately five months of operations in 2010.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Restated results

In the third quarter 2012, it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). Under IFRS, the non-monetary assets and liabilities of an entity are measured in its functional currency. If the entity’s taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset. The resulting deferred tax is charged or credited to profit or loss.

The adjustments resulting from application of this provision of IFRS are to deferred tax assets / liabilities and deferred income tax expense / recovery. The adjustments do not impact cash taxes or the Company’s cash flows and, consistent with disclosure by other mining companies, they are eliminated in the computation of adjusted net income.

Accordingly, the Company restated the consolidated financial statements for the years ended December 31, 2011 and 2010, the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and 2011 and the three and nine months ended September 30, 2011 and 2010 to give effect to the IFRS guidance. The adjustments to the Company’s financial statements as a result of these restatements are shown in Note 2 to the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2012 and 2011 as filed on SEDAR. The 2011 and first and second quarter 2012 disclosures in this MD&A have been amended to take into account the adjustments discussed above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

SELECTED QUARTERLY INFORMATION

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2012	2012	2012	2012
Operating Data
Tonnes of ore milled	190,073	177,926	174,742	178,523
Produced
Gold equivalent (ounces)	26,310	25,582	33,598	25,793
Gold (ounces)	23,143	18,892	23,277	22,588
Silver (million ounces)	1.32	1.14	1.36	1.32
Sold:
Gold equivalent (ounces)	25,416	23,251	35,442	26,229
Gold (ounces)	22,404	17,100	24,876	23,004
Silver (million ounces)	1.25	1.05	1.39	1.33
Average realized prices
Gold ($/ounce)	$1,715	$1,646	$1,610	$1,678
Silver ($/ounce)	$4.12	$9.66	$12.24	$4.08
Total cash costs (per gold ounce)
Gold equivalent basis	$677	$699	$525	$674
By-product basis	$535	$363	$44	$532

Financial Data¹
(in thousands of US dollars except per share amounts)			(Restated)	(Restated)
Revenues	43,597	38,277	57,061	44,004
Earnings from mine operations	17,471	13,087	30,169	18,662
Net income/(loss)	1,245	11,586	6,579	30,143
Basic income/(loss) per share	0.01	0.12	0.07	0.34
Diluted income/(loss) per share	0.01	0.12	0.07	0.31
Operating cash flows before working capital changes	17,775	16,172	35,813	21,257
Assets
Mining interests	496,132	488,435	486,910	486,606
Total assets	670,506	662,069	640,919	636,210
Liabilities
Long-term liabilities	45,071	60,676	53,745	52,196
Total liabilities	98,768	94,386	115,071	117,343
Equity	571,738	567,683	525,848	518,867
Weighted average shares outstanding (basic)(000's)	91,469	93,203	88,260	88,260
Weighted average shares outstanding (diluted)(000's)	91,635	93,365	96,688	96,705

1	Financial information has been prepared in accordance with IFRS.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

OUTLOOK FOR 2013

In 2013 Primero expects to increase production to between 120,000 and 130,000 gold equivalent ounces, up to 17% higher than 2012, based on higher throughput at slightly higher grades. Production is expected to ramp-up at the end of the first quarter when the current maximum milling capacity of 2,150 TPD is achieved.

Cash costs for 2013 are expected to be in the range of $620 to $640 per gold equivalent ounce or between $280 and $300 per gold ounce on a by-product basis, similar to or below 2012 cash costs. Primero's 2013 outlook is summarized in the following table:

Outlook 2013
Attributable gold equivalent production (gold equivalent ounces)	120,000-130,000
Gold production (ounces)	90,000-100,000
Silver production (ounces)	6,000,000-6,500,000
Total cash costs (per gold equivalent ounce)	$620 - $640
Total cash costs - by-product (per gold ounce)	$280 - $300

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures at San Dimas during 2013 are expected to be approximately $42.0 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012, with approximately 49% of 2013 capital expenditures allocated to projects and 51% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas.

Underground development in 2013 will again be focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

Under the promissory note held by an affiliate of Goldcorp Inc., the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance in addition to annual $5 million principal installments. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly will pay $7.8 million to the note holder by April 30, 2013.

See ‘LIQUIDITY AND CAPITAL RESOURCES – Liquidity Outlook’ below for discussion of impact of Cerro in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the years ended December 31, 2012 and 2011, as well as the fourth quarter 2012 and the preceding four quarters.

	Year ended December
	31,			Three months ended
	2012	2011	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
Operating Data
Tonnes of ore milled	721,264	662,612	190,073	177,926	174,742	178,523	176,633
Average mill head grade (grams/tonne)
Gold	3.90	3.86	3.90	3.40	4.25	4.05	3.70
Silver	234	226	228	210	256	242	223
Average recovery rate (%)
Gold	97%	97%	97%	97%	97%	97%	98%
Silver	95%	94%	95%	95%	95%	95%	95%
Produced
Gold equivalent (ounces)	111,132	102,224	26,310	25,582	33,598	25,793	23,115
Gold (ounces)	87,900	79,564	23,143	18,892	23,277	22,588	20,191
Silver (million ounces)	5.13	4.60	1.32	1.14	1.36	1.32	1.20
Sold
Gold equivalent (ounces)	110,078	100,138	25,416	23,251	35,442	26,229	21,192
Gold (ounces)	87,384	77,490	22,404	17,100	24,876	23,004	18,487
Silver at fixed price (million ounces)	4.30	4.12	1.25	0.80	0.92	1.33	1.11
Silver at spot (million ounces)	0.72	0.51	-	0.25	0.47	-	-
Average realized price (per ounce)
Gold	$1,662	$1,561	$1,715	$1,646	$1,610	$1,678	$1,679
Silver	$7.52	$7.69	$4.12	$9.66	$12.24	$4.08	$4.08
Total cash operating costs ($000s)	$70,716	$65,410	$17,818	$17,872	$17,645	$17,381	$16,622
Total cash costs (per gold ounce)
Gold equivalent basis	$636	$640	$677	$699	$525	$674	$719
By-product basis	$366	$384	$535	$363	$44	$532	$580

San Dimas produced 87,900 ounces of gold and 5.13 million ounces of silver in 2012, 10% more and 12% more, respectively, than the same period in 2011. The increase in gold production was due mainly to 9% higher throughput from 662,612 tonnes in 2011 to 721,264 tonnes in 2012. Grade was slightly higher in 2012 than 2011 - with gold up 1% and silver up 4%.

Total cash costs on a gold equivalent and by-product basis in 2012 were $636 and $366 per ounce, respectively, compared with $640 and $384 per ounce respectively in 2011. Operating costs were 8% higher in 2012 as compared to 2011, however, this was offset by a 9% increase in gold equivalent ounces produced. Increases in input costs included higher reagent costs, particularly sodium cyanide, higher labour costs, and higher power costs as a result of dry weather conditions leading to low power production from the Company’s hydro-electric facility that caused the Company to consume more diesel fuel and purchase more electricity from the grid.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Average realized silver prices were 2% lower in 2012 than 2011, which was offset by higher silver production and more ounces available for the Company to sell at spot prices during 2012 as compared to 2011. In 2012, the Company sold 716,229 ounces of silver at spot prices for revenue of $20.1 million, compared to 511,752 ounces in 2011 for revenue of $18.8 million.

Between August 6, 2012 and December 31, 2012, the San Dimas mine produced 2,037,123 ounces of silver, which was sold to Silver Wheaton Caymans under the silver purchase agreement.

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft used to access the mine. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”). The Company had expected to complete the acquisition of its own carrier licence by the end of 2012, however, changes in personnel at the ministry responsible for issuing the permit, as a result of change of government, have delayed completion until early-2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

ANNUAL RESULTS OF OPERATIONS

In thousands of US dollars except per share amounts	December 31
	2012	2011
		(Restated)
	$	$
Revenue	182,939	156,542
Operating expenses	(75,495)	(64,845)
Depreciation and depletion	(28,055)	(26,607)
Total cost of sales	(103,550)	(91,452)
Earnings from mine operations	79,389	65,090
General and administrative	(30,003)	(18,872)
Other income (expense)	(1,842)	17,407
Foreign exchange gain (loss)	(948)	912
Finance income	1,192	2,795
Finance expense	(2,887)	(7,810)
Loss on derivative contracts	(226)	(1,284)
Earnings before income taxes	44,675	58,238
Income tax (expense) recovery	4,878	(8,594)
Net income for the period	49,553	49,644
Basic income per share	0.54	0.56
Diluted income per share	0.54	0.54
Weighted average number of common shares outstanding - basic	91,469,356	88,049,171
Weighted average number of common shares outstanding - diluted	91,635,428	96,562,288

The figures above (and in the table of results for the fourth quarter below) are presented in US dollars, the Company’s presentation currency. The functional currency of the Company’s operations in Mexico is the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar. During the year ended December 31, 2011, the functional currency of Primero Mining Luxembourg S.a.r.l. changed to the Mexican peso as a result of the change in the denomination of its significant assets and liabilities. This change was accounted for prospectively.

The Company earned net income of $49.6 million ($0.54 per share) in the year ended December 31, 2012 compared with net income of $49.6 million ($0.56 per share) in the year ended December 31, 2011. Earnings before income taxes were $44.7 million in 2012 compared with $58.2 million in 2011. The decrease is due mainly to the receipt in 2011 of an $18.7 million break fee, net of transaction costs, on termination of the arrangement agreement to merge with Northgate, as well as increased general and administrative expenses in 2012 mainly related to share-based payment charges, partially offset by higher earnings from mine operations and reduced finance expense. Earnings from mine operations were $79.4 million in 2012, 22% more than 2011 on higher sales volumes and higher realized gold prices. Income tax was a recovery of $4.9 million in 2012 compared with an expense of $8.6 million in 2011 due mainly to the impact of foreign exchange on deferred income tax assets and liabilities which reduced deferred tax expense by $9.8 million in 2012 and increased deferred tax expense by $18.2 million in 2011. The peso depreciated against the US dollar in 2011 and appreciated in 2012 creating these movements in deferred taxes. Similar movements can be expected in the future due to the volatility of exchange rates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Adjusted net income for 2012 was $41.3 million ($0.45 per share) compared with $28.3 million ($0.32 per share) for 2011. Adjusted net income for both years excludes the impact of foreign exchange on deferred income tax assets and liabilities. The 2011 adjusted net income also excludes the benefit of the APA filing pertaining to 2010 (in the fourth quarter 2011, after filing the APA application, the Company recorded the benefit of the APA retroactive to August 2010, the date of the purchase of the San Dimas mine) as well as the reversal of the tax savings from foreign exchange losses on an intercompany loan, the break-fee (net of transaction costs) from Northgate and realized foreign exchange gains and finance income on the VAT refund collected from the Mexican government related to VAT paid on the acquisition of the San Dimas mine.

Revenue

Revenue was $182.9 million for the year ended December 31, 2012 as a result of selling 87,384 ounces of gold at an average realized price of $1,662 per ounce, and 5.02 million ounces of silver at an average realized price of $7.52 per ounce. Revenue was $156.5 million in 2011 from selling 77,490 ounces of gold at an average realized price of $1,561 per ounce and 4.63 million ounces of silver at an average realized price of $7.69 per ounce. Upon acquisition of the San Dimas mine, the Company assumed the obligation to sell silver under contract (see “Silver purchase agreement” below). The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans at the end of April in 2012 and subsequently sold 716,229 ounces of silver at an average price of $28.03, compared with meeting the threshold at the end of May in 2011, after which it sold 511,752 ounces of silver at an average price of $36.77.

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas mine and Silver Trading (the “Internal SPA”). The Company was required to assume these two agreements, with amendments, when it acquired the San Dimas mine. The amended agreements provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas mine at market prices (the price in the Internal SPA that it was required to assume on the acquisition of the San Dimas mine). From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives and based on recognized transfer pricing methodology, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. On October 17, 2011, the Company’s Mexican subsidiary filed an application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for the intercompany sale of silver under the Internal SPA.

On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Operating expenses

Operating expenses of the San Dimas mine were $75.5 million in 2012 compared to $64.8 million in the same period 2011. Operating expenses include $1.2 million and $1.8 million of share-based payment expense related to personnel at the mine for 2012 and 2011, respectively. In addition, operating expenses in 2012 include $4.2 million for the Company’s optimization project (see “RECENT CORPORATE DEVELOPMENTS - San Dimas mine and mill expansion” above). The Company retained the services of a global consulting firm with extensive experience in mine optimization to assist it in a productivity improvement project that is expected to be completed in the first quarter of 2013. The benefits of this project were seen in the fourth quarter 2012 and are expected to be further realized in early-2013. The balance of the increase in operating expenses in 2012 is due to the increase in production, higher pay rates for labour, the global shortage of sodium cyanide and higher power costs due to lower water levels at the Company’s hydro-electric facility that required the Company to purchase more diesel fuel and more power off the grid.

Depreciation and depletion expense

Depreciation and depletion expense was $28.1 million for 2012, compared to $26.6 million in 2011 due mainly to higher gold production in 2012 than 2011. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable gold reserves and an estimate of the portion of mineralization expected to be classified as reserves. Historically, over the past 30 years, the San Dimas mine has converted approximately 90% of resources into reserves.

General and administrative expenses

General and administrative expenses were $30.0 million for 2012, compared to $18.9 million in 2011, broken down as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Year ended
	December 31,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	15,049	6,258
Salaries and wages	5,761	5,364
Rent and office costs	1,402	1,218
Legal, accounting, consulting, and other professional fees	4,628	3,031
Other general and administrative expenses	3,163	3,001
Total	30,003	18,872

The significantly higher share-based payment charge in 2012 was primarily due to an increase in the value of units in the Company’s phantom share unit plan as a result of a 97% increase in the price of the Company’s common shares. The increase in salaries and wages was due to the hiring of additional management and operations personnel in 2012. The increase in legal, accounting, consulting, and other professional fees was due in part to costs incurred related to the APA filing and the reserves and resources review.

Finance income

The Company earned finance income of $1.2 million in 2012 compared with $2.8 million in 2011. The amount in 2011 included $2.4 million of interest income on the refund of $80.6 million of VAT paid on the acquisition of the San Dimas mine.

Finance expense

Finance expense was $2.9 million in 2012, compared to $7.8 million in 2011. The expense in 2011 included $4.2 million of accretion expense on the convertible note which was not incurred in 2012 as the convertible note was fully accreted by August 6, 2011. Accrued interest on the promissory note and the convertible note was higher in 2011 than 2012 due to a principal repayment of $30 million on the convertible note in October 2011, followed by conversion of the remaining $30 million in August 2012, as well as a $5 million instalment payment on the promissory note made on January 3, 2012 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $0.9 million in 2012 compared with a $0.9 million foreign exchange gain in 2011. The loss in 2012 was mainly due to realized foreign exchange losses on peso-denominated liabilities as a result of the appreciation of the Mexican peso relative to the US dollar during the year. The gain in 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso appreciated against the US dollar between the beginning of the period and the refund of the VAT by the Mexican tax authorities in July 2011.

Loss on derivative contracts

The Company purchased two tranches of silver call option contracts in 2011 and one in 2012. These call options were designed to mitigate the adverse tax consequences of the silver purchase agreement prior to receiving the APA ruling. See “FINANCIAL INSTRUMENTS – Derivative contracts on silver” below for details of these purchases.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

In the year ended December 31, 2012 the Company reported a loss of $0.2 million, mainly comprised of realized losses on expired contracts purchased in September 2011. The Company recorded a loss on derivative contracts of $1.3 million in the year ended December 31, 2011, comprised of realized losses of $0.7 million on the sale or expiry of silver call option contracts, unrealized losses on unexpired call option contracts of $3.2 million, and an unrealized gain of $2.6 million from mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note. The Company does not plan to purchase more silver call options in the future as a result of receiving the favourable APA ruling.

Income taxes

The Company recorded an income tax recovery of $4.9 million in the year ended December 31, 2012, compared with an income tax expense of $8.6 million in 2011. The impact of foreign exchange on deferred income tax assets and liabilities produced a deferred tax recovery of $9.8 million in 2012 and a deferred tax expense of $18.2 million in 2011. Under IFRS, an entity’s non-monetary assets and liabilities are measured in its functional currency, however, if the entity’s taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset with an offsetting charge or credit to deferred tax expense in the statement of operations. The volatility of the peso against the US dollar means that large fluctuations in deferred taxes are expected to occur in the future. A breakdown of income taxes for 2012 and 2011 and a reconciliation of actual income taxes to income taxes calculated at the statutory rate are disclosed in Note 9 of the consolidated financial statements for the year ended December 31, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

THREE MONTHS ENDED DECEMBER 31, 2012 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2011

	For the three months ended
In thousands of US dollars except per share amounts	Three months ended December 31,
	2012	2011
		(Restated)
	$	$
Revenue	43,597	35,645
Operating expenses	(19,328)	(15,825)
Depreciation and depletion	(6,798)	(6,534)
Total cost of sales	(26,126)	(22,359)
Earnings from mine operations	17,471	13,286
General and administrative	(11,064)	(5,066)
Other income (expense)	(1,129)	(1,129)
Foreign exchange loss	(1,250)	(3,723)
Finance income	172	139
Finance expense	(769)	(181)
Loss on derivative contracts	(750)	(899)
Earnings before income taxes	2,681	2,427
Income tax (expense) recovery	(1,436)	28,789
Net income for the period	1,245	31,216
Basic income per share	0.01	0.35
Diluted income per share	0.01	0.32
Weighted average number of common shares outstanding - basic	93,406,583	88,253,347
Weighted average number of common shares outstanding - diluted	94,784,589	96,719,907

The Company earned net income of $1.2 million ($0.01 per share) for the three months ended December 31, 2012 compared with net income of $31.2 million ($0.35 per share) for the three months ended December 31, 2011, mainly due to the income tax recovery of $28.8 million in the fourth quarter 2011. Earnings before income taxes were $0.3 million higher in 2012 than 2011 as higher earnings from mine operations were offset by higher general and administrative expenses due primarily to increased share-based payment charges. The income tax recovery in 2011 was mainly due to the timing of filing the APA application in October 2011, after which the Company recorded taxes on silver sales under the silver purchase agreement at realized prices retroactive to August 2010, the date of acquisition of the San Dimas mine.

Adjusted net income for 2012 was $4.5 million ($0.05 per share) compared with $4.7 million ($0.05 per share) for 2011. The decline was due mainly to the increase in the value of the Company’s common shares which increased the value of share based payments, and accordingly increased general and administrative expenses. Both 2012 and 2011 adjusted net income includes the reversal of the impact of foreign exchange on deferred income tax assets and liabilities. The 2011 adjusted net income also excludes the benefit of the APA ruling that relates to the period from August 6, 2010 to September 30, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Revenue

Revenue was $43.6 million for the three months ended December 31, 2012 as a result of selling 22,404 ounces of gold at an average realized price of $1,715 per ounce, and 1.25 million ounces of silver at an average realized price of $4.12 per ounce. Revenue was $35.6 million for the same period in 2011 from selling 18,487 ounces of gold at an average realized price of $1,679 per ounce and 1.11 million ounces of silver at an average realized price of $4.08 per ounce.

Operating expenses

Operating expenses of the San Dimas mine were $19.3 million in the fourth quarter 2012 compared to $15.8 million in the same period 2011, due mainly to the increased sales and the cost of the Company’s optimization project, which added $2.7 million to operating expenses in the three months ended December 31 2012 (see “RECENT CORPORATE DEVELOPMENTS - San Dimas mine and mill expansion above). Cash production costs per gold ounce were $677 and $535, respectively, on a gold equivalent and by-product basis for 2012, compared with $719 and $580, respectively, for 2011. Cash operating costs were 7% higher in 2012 than 2011, however, these increased cash costs were offset by a 14% increase in gold equivalent ounces produced and an 11% increase in by-product silver credits.

Depreciation and depletion expense

The depreciation and depletion expense was $6.8 million for the three months ended December 31, 2012 compared to $6.5 million in the same period 2011 due mainly to the increase in production.

General and administrative expenses

General and administrative expenses were $11.1 million for the fourth quarter 2012, compared to $5.1 million for 2011, broken down as follows:

	Three months ended
	December 31
(In thousands of U.S. dollars)	2012	2011

Share-based payment	6,145	1,269
Salaries and wages	1,895	1,743
Rent and office costs	546	304
Legal, accounting, consulting, and other professional fees	1,078	653
Other general and administrative expenses	1,400	1,097
Total	11,064	5,066

The significantly higher share-based payment charge in 2012 was primarily due to the impact of the Company’s appreciating share price on the valuation of units in the Company’s phantom share unit plan.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Finance income

The Company earned finance income of $0.2 million in the fourth quarter 2012 compared with $0.1 million during the same period 2011.

Finance expense

Finance expense was $0.8 million for the three months ended December 31, 2012, compared to $0.2 million for the same period in 2011. Accrued interest on the promissory note and convertible note was $0.4 million higher in 2011 than 2012 due to principal repayments of $30 million on the convertible note in October 2011, followed by a conversion of the remaining $30 million in August 2012, as well as a $5 million instalment payment on the promissory note made on January 3, 2012, however, $1.0 million more interest was capitalized to assets under construction in the fourth quarter 2011. (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $1.3 million in the fourth quarter 2012 compared with a foreign exchange loss of $3.7 million in the fourth quarter 2011. The loss in 2012 was mainly due to unrealized foreign exchange losses on peso-denominated assets net of liabilities, as a result of the depreciation of the Mexican peso relative to the US dollar during the three month period ended December 31, 2012. The loss in 2011 related mainly to the impact of recognizing the benefit of the APA for the period August 6, 2010 to September 30, 2011 in the fourth quarter 2011.

Gain (loss) on derivative contracts

The Company purchased silver call option contracts to mitigate the adverse tax consequences of the silver purchase agreement prior to receiving the APA ruling. See “FINANCIAL INSTRUMENTS – Derivative contracts on silver” below for details of these purchases.

The Company recorded a loss of 0.8 million on silver call option contracts in the fourth quarter 2012, comprising a realized loss on sales of options of $0.1 million, and unrealized losses of $0.7 million on unexpired contracts. The Company recorded a loss of $0.9 million on these contracts in the fourth quarter 2011, which comprised a realized loss of $0.4 million on the expiry of out-of-the-money contracts and an unrealized loss of $0.5 million on unexpired contracts. At December 31, 2012 the Company no longer had any derivative contracts.

Income taxes

The Company recorded an income tax expense of $1.4 million in the three months ended December 31, 2012, compared with a recovery of income taxes of $28.8 million in the same period in 2011. The tax expense in 2012 was primarily due to a $1.8 million charge to deferred taxes relating to the foreign exchange impact of the translation of deferred income tax assets and liabilities and the 2011 tax recovery included a similar foreign exchange based deferred tax expense of $5.5 million. As described under “ANNUAL RESULTS OF OPERATIONS” – “Income taxes” above, during the fourth quarter of 2011, the Company filed an APA application in Mexico in order to recognize revenues on sales of silver under the silver purchase agreement at realized, rather than spot prices and record taxes on the same basis. The total impact of this filing retroactive to August 6, 2010, the date the Company became a party to the silver purchase agreement, was recognized in the fourth quarter 2011 (a recovery of $33.0 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per share
amounts and operating data)	2012				2011
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
			(Restated)	(Restated)	(Restated)
Revenue	43,597	38,277	57,061	44,004	35,645	46,079	40,830	33,988
Net income (loss)	1,245	11,586	6,579	30,143	31,216	16,491	4,867	(2,933)
Basic income (loss) per share	0.01	0.12	0.07	0.34	0.35	0.19	0.06	(0.03)
Diluted income (loss) per share	0.01	0.12	0.07	0.31	0.32	0.19	0.06	(0.03)
Adjusted net income (loss)	4,528	2,634	15,369	18,780	4,685	11,567	5,634	1,621

Adjusted net income (loss) per share	0.05	0.03	0.17	0.21	0.05	0.13	0.06	0.02
Operating cash flow before
working capital changes	17,775	16,172	35,813	21,257	14,602	40,770	17,877	(1,182)
Cash	139,244	133,130	125,733	86,268	80,761	107,227	63,629	65,380
Total assets	670,506	662,069	640,919	636,210	609,259	614,029	672,898	665,754
Long-term liabilities	45,071	60,676	53,745	52,196	52,299	122,699	131,591	114,850
Equity	571,738	567,683	525,848	518,867	487,840	455,761	438,750	432,479
Gold produced (ounces)	23,143	18,892	23,277	22,588	20,191	19,500	19,374	20,498
Gold equivalent ounces produced	26,310	25,582	33,598	25,793	23,115	27,450	27,576	24,083
Gold sold (ounces)	22,404	17,100	24,876	23,004	18,487	19,659	18,837	20,506
Average price realized per gold ounce	$1,715	$1,646	$1,610	$1,678	$1,679	$1,668	$1,523	$1,387
Cash cost per gold equivalent ounce	$677	$699	$525	$674	$719	$641	$586	$624
Cash cost per gold ounce, net of
silver by-products	$535	$363	$44	$532	$580	$222	$190	$491
Silver produced (million ounces)	1.32	1.14	1.36	1.32	1.20	1.10	1.06	1.23
Silver sold at fixed price (million ounces)	1.25	0.80	0.92	1.33	1.11	0.86	0.77	1.37

NOTE: ALL FINANCIAL STATEMENT AMOUNTS IN THE TABLE ARE PRESENTED IN ACCORDANCE WITH IFRS.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Gold production, and accordingly sales, were lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected given the sequencing of the mine plan and also because of power interruptions which impacted the Company’s ability to complete the planned underground development for the quarter and, resultantly, production tonnage for the same period. Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2 2011. Somewhat higher grades in Q2 2011 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q3 2012, Q2 2012, Q3 2011 and Q2 2011 included $6.8 million, $13.3 million, $9.8 million and $9.0 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs and particularly by-product cash costs, in the second and third quarters of each year.

Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q2 and Q1 2012 was due mainly to lower sales volumes as described above and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares. Higher adjusted net income in Q3 2011 compared with the other quarters in 2011 was due mainly to silver sales at high spot prices.

The cash balance of $125.7 million at the end of Q2 2012 reflects the receipt of a refund of $20.1 million in taxes (see “Liquidity Outlook” under “LIQUIDITY AND CAPITAL RESOURCES” below). Cash in Q1 2012 includes the repayment at the beginning of January 2012 of the first $5 million instalment of the promissory note plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”) and cash in Q4 2012 also includes the second $5 million repayment installment of the promissory note and interest paid of $2.8 million. The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds (including spot silver sales), the receipt of the $18.7 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment.

The approximate $60 million reduction in long-term liabilities during 2011 was due to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity. This remaining $30 million convertible note was repaid in common shares of the Company upon maturity in August 2012 (see “RECENT CORPORATE DEVELOPMENTS” above). The reduction of $15.6 million in long-term liabilities in Q4 2012 is due to the payment of the second $5 million installment on the promissory note (plus interest of $2.8 million) and the reclassification of $7.8 million of the promissory note to current liabilities pursuant to the excess free cash flow provision in the promissory note (see “Debt” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
Operating expenses per the consolidated financial statements ($000's)	19,328	15,825	75,495	64,845
Share-based payment included in operating expenses($000's)	(360)	(227)	(1,177)	(1,815)
Inventory movements and adjustments ($000's)	(1,150)	1,024	(3,602)	2,380
Total cash operating costs ($000's)	17,818	16,622	70,716	65,410
Ounces of gold produced	23,143	20,191	87,900	79,564
Gold equivalent ounces of silver produced	3,167	2,924	23,232	22,660
Gold equivalent ounces produced	26,310	23,115	111,132	102,224
Total cash costs per gold equivalent ounce	$677	$719	$636	$640

Total cash operating costs ($000's)	17,818	16,622	70,716	65,410
By-product silver credits ($000's)	(5,434)	(4,909)	(38,609)	(34,869)
Cash costs, net of by-product credits ($000's)	12,384	11,713	32,107	30,541
Ounces of gold produced	23,143	20,191	87,900	79,564
Total by-product cash costs per gold ounce produced	$535	$580	$366	$384

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
(In thousands of US dollars except per share amounts)	December 31,		December 31,
	2012	2011	2012	2011
		(Restated)		(Restated)
Net income	1,245	31,216	49,533	49,644
Loss on derivative contracts	750	899	226	1,284
Accretion charged on convertible debt	-	-	-	4,231
Foreign exchange gain and finance income on
VAT loan, net of tax	-	-	-	(4,620)
Reduction in taxes due to loss on intercompany loan	-	-	-	(11,358)
Impact of foreign exchange on deferred income tax assets and liabilities	1,844	5,542	(9,822)	18,185
Transaction costs and break fees	689	-	1,355	(18,065)
Prior period benefit of APA filing	-	(32,972)	-	(11,040)
Adjusted net income	4,528	4,685	41,292	28,261

Adjusted net income per share	0.05	0.05	0.45	0.32

Weighted average number of common shares outstanding (basic)	93,406,583	88,253,347	91,469,356	88,049,171

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Year ended
(In thousands of US dollars)	December 31,		December 31,
	2012	2011	2012	2011
Cash provided by operating activities	28,509	13,037	114,210	152,565
Change in non-cash operating working capital	(10,734)	1,565	(25,402)	(74,974)
Operating cash flows before working capital changes	17,775	14,602	88,808	77,591

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2012 COMPARED WITH YEAR ENDED DECEMBER 31, 2011
As at December 31, 2012, the Company had cash of $139.2 million (December 31, 2011 - $80.8 million), and working capital of $110.9 million (December 31, 2011 – $53.4 million).

Net cash flows for the year ended December 31, 2012 and 2011 were as follows:

(In thousands of US dollars)	Year ended December 31,
	2012	2011
Cash Flow:	$	$
Provided by operating activities	114,210	152,565
Used in investing activities	(38,548)	(28,298)
Used in financing activities	(16,542)	(101,107)
Effect of exchange rate changes on cash	(637)	(697)
Increase in cash	58,483	22,463
Cash, beginning of period	80,761	58,298
Cash, end of period	139,244	80,761

Operating activities

During the year ended December 31, 2012, the Company’s net cash flows provided by operating activities were $114.2 million, being cash flows before changes in working capital of $88.8 million and changes in non-cash working capital of $25.4 million. The cash flows before changes in working capital primarily comprised cash earnings from mine operations of $108.6 million, offset by cash general and administrative costs of $14.9 million, income taxes paid of $2.0 million and realized foreign exchange losses of $0.9 million. The change in non-cash working capital of $25.4 million resulted primarily from a decrease in taxes receivable of $14.6 million as a result of the collection of taxes after filing the APA application in October 2011, as well as an increase of $7.6 million in payables.

During the year ended December 31, 2011, the Company’s net cash flows provided by operating activities were $152.6 million, comprising cash flows before changes in working capital of $77.6 million and changes in non-cash working capital of $75.0 million. Cash flows before changes in working capital primarily comprised cash earnings from mine operations of $93.5 million and the break-fee from the termination of the Northgate arrangement agreement, net of transaction costs, of $18.3 million, offset by cash general and administrative costs of $12.6 million, income taxes paid of $17.4 million, and cash (net of sales proceeds) to purchase silver call option contracts of $4.1 million. The change in non-cash working capital was an inflow of $75.0 million mainly due to the collection of VAT receivable from the Mexican government of $87.2 million, offset by a decrease in payables of $9.2 million and a decrease in inventory of $4.4 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Investing activities

Cash flows used in investing activities were $38.5 million in 2012, compared with $28.3 million in 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas mine, mainly being exploration and delineation drilling and drifting and mine development. Interest received in the year ended December 31, 2012 was $1.2 million and $2.8 million for the same period in 2011; both amounts primarily related to interest earned on tax refunds in Mexico.

Financing activities

The Company used $16.5 million of cash for financing activities in 2012, being the repayment of the first and second $5 million instalments under the promissory note and $7.2 million of interest thereon, as well as $1.9 million of interest paid on the convertible note prior to conversion (see “Debt” below). These payments were offset by cash inflows of $2.5 million upon the exercise of stock options. The Company used $101.1 million of cash for financing activities in 2011, being the repayment of the $70.0 million VAT loan, $30 million of the convertible note and $2.2 million of interest thereon, offset by $1.0 million of proceeds on the exercise of options and warrants.

THREE MONTHS ENDED DECEMBER 31, 2012 COMPARED WITH THREE MONTHS ENDED DECEMBER 31, 2011

Net cash flows for the three months ended December 31, 2012 and 2011 were as follows:

	Three months ended
(In thousands of US dollars)	December 31
	2012	2011
Cash Flow:	$	$
Provided by operating activities	28,509	13,037
Used in investing activities	(16,915)	(8,691)
Used in financing activities	(5,228)	(31,077)
Effect of exchange rate changes on cash	(252)	265
Increase in cash	6,114	(26,466)
Cash, beginning of period	133,130	107,227
Cash, end of period	139,244	80,761

Operating activities

During the three months ended December 31, 2012, the Company’s net cash flows provided by operating activities were $28.5 million, being cash flows before changes in working capital of $17.8 million and changes in non-cash working capital of $10.7 million. The cash flows before working capital changes primarily comprised cash earnings from mine operations of $24.7 million, offset by cash general and administrative costs of $4.9 million and income taxes paid of $0.5 million. Non-cash working capital changes of $10.7 million mainly relate to an increase in payables.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

During the three months ended December 31, 2011, the Company’s net cash inflows from operating activities were $13.0 million, being cash flows before changes in working capital of $14.6 million offset by changes in non-cash working capital of $1.6 million. The cash flows before working capital changes of $14.6 million mainly comprised cash earnings from mine operations of $20.0 million, offset by cash general and administrative costs of $3.8 million and income taxes paid of $0.5 million. The outflow from non-cash working capital changes of $1.6 million mainly relates to an increase in inventories of $3.5 million, partially offset by a decrease in prepaid expenses of $1.9 million.

Investing activities

Cash flows used in investing activities were $16.9 million for the three months ended December 31, 2012, compared with $8.7 million for the same period in 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas mine, mainly being exploration and delineation drilling and drifting and mine development.

Financing activities

In the three months ended December 31, 2012, the Company used $5.2 million of cash for financing activities, comprising the repayment of the second $5 million installment of the promissory note and $2.8 million of interest thereon (see “Debt” below), offset by $2.5 million of cash inflows from the exercise of stock options during the quarter.

The Company used $31.1 million of cash for financing activities in the fourth quarter of 2011, being the $30 million repayment of principal on the convertible note and $1.1 million of interest thereon.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note was repayable in cash by the Company at any time or convertible, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount would be translated into Canadian dollars by multiplying that amount by 1.05.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

On October 19, 2011, the Company used its cash resources to repay $30 million of the Note plus $1.1 million of accrued interest.

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million Note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of the Maturity Conversion Price and 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 (Cdn$3.13). Accordingly, 8,422,460 common shares were issued to Goldcorp on August 7, 2012 and the Company paid accrued interest of $1.9 million in cash on the same date.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly will pay $7.8 million to the note holder by April 30, 2013.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. On July 4, 2011, the Company received a refund of $87.2 million, being the VAT of $80.6 million plus interest and foreign exchange gains due to the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Commencing the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

Liquidity Outlook

As at December 31, 2012, the Company had cash of $139.2 million and working capital of $110.9 million. Management estimates that San Dimas will generate average annual after-tax operating cash flows over the next five years of approximately $120 million. The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations and certain potential acquisition opportunities for the foreseeable future.

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. Initially the Company paid income taxes in Mexico based on sales under the silver purchase agreement at the spot price. This meant that the Company lost approximately $5 after tax on every ounce of silver sold under the silver purchase agreement. In October 2011, the Company filed an advance pricing agreement (“APA”) with the Mexican tax authorities for a ruling on the appropriate price of silver for the purposes of computing taxes on sales under the silver purchase agreement. Since filing the APA, the Company recorded revenue under the silver purchase agreement and paid taxes based on realized prices.

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities on the APA filing. The ruling confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the duration of the ruling (under Mexican tax law, an APA ruling is generally applicable for up to a five year period; for Primero this applies to the fiscal years 2010 to 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

During the year ended December 31, 2012, the Company received $22.2 million as a full refund of previously overpaid taxes.

On December 13, 2012, the Company announced that it has entered into a definitive agreement with Cerro Resources NL ("Cerro") whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the “Arrangement”) under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69%1 of the feasibility stage Cerro Del Gallo project, a gold-silver deposit located in the province of Guanajuato, Mexico. Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share (the "Exchange Ratio") for each Cerro common share held. Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company ("Spinco"). Spinco will assume Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. Primero will purchase a 19.99% interest in Spinco with anti-dilution rights for two years. The total transaction value is approximately $119 million. Cerro's outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price. The transaction is expected to close in May 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Cerro del Gallo project is planned to be constructed in two phases. The information in this paragraph on the first phase project was derived from the June 2012 Definitive Feasibility Study and the information on the second phase from the May 2011 Preliminary Economic Assessment, both prepared by Cerro. Primero plans to complete its own optimization studies. The first stage project is based on the treatment of 4.5 million tonnes per year of mixed, weathered and partially oxidized ore from a prominent dome shaped hill. The mine is envisaged to consist of an owner operated open pit operation and heap leaching to produce a gold dore product and a metal sulphide (predominantly copper and silver) by-product from a sulphidisation, acidification, recycle and thickening (SART) process. The first stage project has an estimated capital cost of $154 million, a mine life of 7.2 years and average annual production, starting in mid-2015 of 94,600 gold equivalent ounces. The second stage carbon-in-leach (CIL)/Heap Leach project encompasses the addition of a 3.0 million tonnes per annum CIL processing facility to run in parallel with heap leach processing fresh rock as mining proceeds to depth. The second stage has an estimated incremental capital cost of $83 million and is contemplated to commence in the fifth year, thereby extending mine life to approximately 14 years.

Management is currently working with Cerro employees to transition the Cerro del Gallo project. Over the next year it is anticipated that the land for the project will be acquired, engineering will be completed, environmental permitting and risk assessment will be completed and construction of the facilities will commence. Costs of $50 million to $60 million are expected to be incurred during 2013 and a further $80 million in 2014. Given the location of the project and in particular its proximity to excellent infrastructure and its relative lack of complexity, the Company believes that the risk of significant capital cost overruns are limited. Assuming the Company completes the Cerro acquisition as planned, it expects to fund these costs from its existing cash balances and from operating cash flow generated by San Dimas.

In order to enhance its financial flexibility, the Company is in negotiations with a major financial institution to secure a revolving line of credit of $50 million. Under the terms of the silver purchase agreement, the Company can arrange financing for up to $50 million without Silver Wheaton’s consent. After the third anniversary of the acquisition of San Dimas and after the Goldcorp promissory is fully repaid, the limitation on the amount of financing disappears, provided the Company meets certain standard coverage ratios. The Company expects to close the line of credit during 2013.

Related party transactions

The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. At December 31, 2012, Goldcorp owned approximately 32.0% of the Company’s common shares. Interest accrues on the promissory and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the promissory note on January 3, 2012, and a second payment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly will pay $7.8 million to the note holder by April 30, 2013.

On August 7, 2012, the Company repaid the $30 million convertible note due to Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash. Principal of $30 million and interest of $1.1 million were paid in relation to the convertible note during 2011.

During the year ended December 31, 2012, $2.5 million (2011 - $3.8 million) was paid to DMSL (a subsidiary of Goldcorp) for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2012, the Company had an amount payable of $2.3 million outstanding to DMSL (2011 - $2.9 million). As at December 31, 2012, the Company had an amount owing from Goldcorp Inc. of $0.3 million (2011 - $nil).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Shares issued

The Company issued 8,422,460 shares to Goldcorp during the year ended December 31, 2012, upon the conversion of the $30 million convertible note (see “RECENT CORPORATE DEVELOPMENTS” above). In addition, 523,331 shares were issued upon the exercise of stock options

Outstanding Share Data

Shareholders’ equity as at December 31, 2012 was $571.7 million compared to $487.8 million as at December 31, 2011.

Share Capital

As at December 31, 2012 and the date of this MD&A, the Company had 97,205,622 common shares outstanding (88,259,831 as at December 31, 2011).

Options

As at December 31, 2012, the Company had 7,804,490 options outstanding with a weighted average exercise price of Cdn$5.57; of these 7,469,490 were exercisable with a weighted average exercise price of $5.65. As at the date of this MD&A, the total number of options outstanding was 7,804,490, of which 7,469,490 are exercisable.

Common Share Purchase Warrants

As at December 31, 2012, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

Directors PSUs

As at December 31, 2012, the Company had 76,924 Directors PSUs outstanding, of which 38,462 PSUs vest on December 1, 2013 and expire on December 31, 2013 and 38,462 PSUs vest on December 1, 2014 and expire on December 31, 2014. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

During the third quarter 2012, it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar) (see “Restated results above). As a result of the identification of this methodology difference, the Company changed its accounting policy with respect to deferred tax assets and liabilities in order that it records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of Operations and Comprehensive Income.

Other than this change, the Company has made no changes to its accounting policies during the year ended December 31, 2012.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company: IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at December 31, 2012, the Company recognizes no assets or liabilities to which IFRS 13 would apply.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Cerro del Gallo will be an open pit mine and assuming the acquisition of Cerro completes as planned, the Company will apply the provisions of IFRIC 20 from initial recognition, and will develop a policy for allocation of costs.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At December 31, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentational currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

As at December 31, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39
Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost

Under the current version of IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of the current version of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At December 31, 2012, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves and the portion of mineralization expected to be recovered from the mines. If estimates of reserves and mineralization expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and mineralization expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the year ended December 31, 2012, no events or changes in circumstances were identified which would indicate an impairment and as such no impairment review was performed. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to the Mexican tax authorities changing their position with respect to their views on the appropriate price for the sale of silver under the silver purchase agreement, reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves or mineralization expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at December 31, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2012. At December 31, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At December 31, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at December 31, 2012 consist of cash, trade and other receivables, trade and other payables, and the promissory note. At December 31, 2011, the Company’s financial instruments also included the convertible note and the derivative asset.

At December 31, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature. The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis (the note was fully repaid in August 2012 and so at December 31, 2012 had zero value). The fair value of the promissory note upon initial recognition was considered to be its face value. At December 31, 2012 the fair value of the promissory note was $39.3 million. The Company had no derivative assets at December 31, 2012, however, previously these assets were marked-to-market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2012 or December 31, 2011, other than those discussed below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. All contracts under the March 18, 2011 purchase had expired by December 31, 2011, realizing a net loss of $0.4 million.

On September 15, 2011, the Company entered into a second series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which were accounted for as a derivative asset) was $0.2 million at December 31, 2011, based on current and available market information. A realized loss on expired contracts of $0.4 million and an unrealized marked-to-market loss on unexpired contracts of $3.2 million were recognized by the Company in the year ended December 31, 2011. In the year ended December 31, 2012, the Company recognized a further loss on these contracts of $0.2 million.

On August 30, 2012, the Company entered into a third series of monthly call option contracts to purchase 548,000 ounces of silver at $33 per ounce for a total cost of $0.5 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period August 30, 2012 to December 31, 2012. and were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. In the year ended December 31, 2012, the Company realized a loss on the sale of contracts of $23.

All silver call option contracts had expired by December 31, 2012. As a result of the APA ruling, the Company does not expect to purchase silver call option contracts in the future.

(ii)	Convertible note and promissory note

At both December 31, 2011 and 2012, the fair value of the conversion feature of the convertible note was $nil. This resulted in a $nil gain or loss on this non-hedge derivative during 2012, and an unrealized gain of $2.6 million during 2011.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2012 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2012 and 2011 was as follows:

	2012	2011
	$	$

Cash	139,244	80,761
Trade and other receivables	3,792	5,526
Taxes receivable	5,914	20,969

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2012:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

					December
					31
	December 31, 2012				2011
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables	23,645	-	-	23,645	20,553
Share-based compensation payable (PSUP)	12,874	3,990		16,864	2,926
Taxes payable	2,209	-	6,055	8,264	4,213
Convertible debt and interest	-	-	-	-	31,846
Promissory note and interest	14,933	30,263	-	45,196	63,900
Minimum rental and operating lease payments	941	1,895	-	2,836	1,115
Reclamation and closure cost obligations	2,352	2,283	24,234	28,869	19,362
Commitment to purchase plant and equipment	3,694	-	-	3,694	694
	60,648	38,431	30,289	129,368	144,609

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the year ended December 31, 2012 was $0.6 million (2011 - $1.5 million).

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company’s equity is denominated in Canadian dollars and as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the year ended December 31, 2012, the Company recognized a loss of $0.9 million on foreign exchange (2011 - gain of $0.9 million). Based on the above net exposures at December 31, 2012, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $4.5 million increase or decrease in the Company’s after-tax net earnings (loss) (2011 - $4.1 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.7 million increase or decrease in the Company’s after-tax net earnings (2011: $0.3 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on after-tax earnings of a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	December 31, 2012	December 31, 2011
	$000s	$000s
Gold prices
10% increase	10,166	8,467
10% decrease	(10,166)	(8,467)

Silver prices
10% increase	1,405	1,317
10% decrease	(1,405)	(1,317)

Other risks and uncertainties

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2011, which is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com, or to the Company’s Annual Information Form for the year ended December 31, 2012, which is expected to be filed by March 31, 2013 and will be found under the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

APA ruling

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to record revenues and pay taxes on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA ruling will not change or that the Mexican tax authorities will not change their views on the appropriate price for the sale of silver under the silver purchase agreement. If the Mexican tax authorities determine that the appropriate price of silver sales under the silver purchase agreement is different than the realized price, Primero’s cash flows and earnings could be significantly adversely impacted.

Risks related to Cerro

On December 13, 2012, The Company announced that it has entered into a definitive agreement with Cerro whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement under the Australian Corporations Act 2001. The transaction will be carried out by way of a court-approved scheme of arrangement and will require approval by at least 75% of the votes cast by at least 50% of the shareholders of Cerro at a special meeting of Cerro shareholders. Approval of Cerro's option holders will also be required. The transaction is also subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. There can be no assurance Cerro shareholders will approve the transaction or that the applicable regulatory approvals will be attained or that the necessary closing conditions will be satisfied.

Assuming the Cerro acquisition is completed as planned, there can be no assurance that the assumptions underlying the acquisition will not be impacted by unanticipated changes in the business, industry or general economic conditions. Furthermore, permitting for and construction of the Cerro del Gallo mine might be delayed, which could reduce or delay cash flows from the project. In addition, Goldcorp, which owns a 31% interest in the Cerro del Gallo project might not convert its interest into a 10% net profit interest, which could affect Primero’s future returns from the project.

Effectiveness of internal control over financial reporting

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Restatement of consolidated financial statements

The Company restated its consolidated financial statements and other financial information for the years ended December 31, 2011 and 2010, the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and 2011 and the three and nine months ended September 30, 2011 and 2010 with respect to accounting for deferred income taxes in accordance with IFRS. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that securities regulators may disagree with the manner in which the Company has accounted for and reported the financial impact.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures as at December 31, 2012. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

During the third quarter ended September 30, 2012, the Company engaged an external tax consultant to perform a review of its third quarter 2012 taxation working papers to ensure compliance with IFRS. Management also amended its period close procedures to include procedures to more closely monitor accounting for deferred income taxes in accordance with IFRS. On an ongoing basis, these amended close procedures will include the review of the Company’s taxation working papers at the end of every quarter by the external tax consultant or by an in-house tax expert if one is hired. This was the only material change in internal control over financial reporting of the Company during the year ended December 31, 2012.

As a result of the engagement, the Company identified a deficiency in internal control over financial reporting that led to the Company restating its audited financial statements for the years ended December 31, 2011 and 2010 and its unaudited financial statements for the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and 2011 and the three and nine months ended September 30, 2011 and 2010. The Company’s restated consolidated financial statements for the years ended December 31, 2011 and 2010 and its amended and restated MD&A for the year ended December 31, 2011 have been filed on SEDAR. The restatements related to the financial statements for the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and2011 and the three and nine months ended September 30, 2011 and 2010 were disclosed in the notes to the financial statements for the three and none months ended September 30, 2012. Additional disclosure as to the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 and remedial measures undertaken by the Company with respect to internal control over financial reporting are provided in the amended and restated MD&A for the year ended December 31, 2011 under “Internal control over financial reporting, as restated”.

As of December 31, 2012, an evaluation was carried out, under the supervision of the CEO and CFO, of the design and operating effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, the CEO and CFO concluded that the internal controls over financial reporting are designed and were operating effectively as at December 31, 2012 to provide reasonable assurance that the Company’s financial reporting is reliable and that the preparation of the Company’s financial statements for external purposes were prepared in accordance with IFRS.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to complete the acquisition of Cerro,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
  the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production (including from Cerro del Gallo), capital expenditures and costs (including in relation to Cerro del Gallo), including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo mine, after completion of the acquisition of Cerro, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, after completion of the acquisition of Cerro, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the ability of the Company to maintain effective control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Company will close the Cerro acquisition and that the Cerro del Gallo mine will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment, including the imposition of mining royalties; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; risks associated with completing the Cerro acquisition and developing the Cerro del Gallo mine; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2011 as filed on SEDAR, as well as the Company’s Annual Information Form for the year ended December 31, 2012, which is expected to be filed by March 31, 2013, under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”. “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

/s/ Joseph F. Conway
Joseph F. Conway
President, CEO and Director